Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Share Purchase

January 18, 2016: Caledonia Mining Corporation ("Caledonia") announces that David Henderson, a non-executive director of Caledonia has purchased 17,200 common shares in Caledonia at 87 Canadian cents per share.
Following this transaction, Mr Henderson's total beneficial holding is 17,200 ordinary shares representing 0.03 per cent of the issued ordinary share capital of Caledonia.

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204